Exhibit 99.1

Michael Kors Holdings Limited Files Registration Statement for Proposed Secondary Public Offering

Hong Kong — March 9, 2012 — Michael Kors Holdings Limited (NYSE:KORS) (the “Company”) today announced that it has filed a registration statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) relating to the proposed public offering of 25,000,000 ordinary shares by certain selling shareholders. In addition, the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 3,750,000 ordinary shares. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co., the lead book-running managers of the Company’s recent initial public offering of 54,280,000 ordinary shares, have agreed to waive lock-up restrictions with respect to up to 28,750,000 ordinary shares of the Company to be sold by the selling shareholders and certain officers and directors in connection with the proposed offering.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of the registration statement can be accessed, when available, through the SEC’s website www.sec.gov.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. will act as joint book-running managers for the offering. Copies of the preliminary prospectus related to the offering may also be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Telephone: 1-866-718-1649, or by emailing prospectus@morganstanley.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 1-866-803-9204; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 1-866-471-2526, Facsimile: 1-212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana/Joseph Teklits

203-682-8200

jean.fontana@icrinc.com

Media:

Lisa Pomerantz

212-201-8128

lisa.pomerantz@michaelkors.com